Exhibit 77(m)

                                    Mergers

On November 10, 2005, the shareholders of ING VP Emerging Markets Fund approved the reorganization with and merger into ING JPMorgan Emerging Markets Equity Portfolio, a series of ING Investors Trust. The reorganization was complete on December 3, 2005.